CUSIP No. 073677106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 11)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            BEACON POWER CORPORATION

                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    073677106

                                 (CUSIP NUMBER)

                            KATHRYN KLINEDINST, ESQ.
                GREENBERG GLUSKER FIELDS CLAMAN & MACHTINGER LLP
                      1900 AVENUE OF THE STARS, SUITE 2100
                              LOS ANGELES, CA 90067
                                 (310) 201-7576

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                JANUARY 21, 2009
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073677106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          1,712,794
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            1,712,794

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,712,794

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                / /

(13)     Percent of Class Represented by Amount in Row (11)
         1.6% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

--------------------
(1) Based on 106,508,190 shares of Common Stock, par value $0.01 per share, outstanding, calculated in accordance with Rule 13D.

CUSIP No. 073677106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          1,712,794
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            1,712,794

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,712,794

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         1.6% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

--------------------
(1) Based on 106,508,190 shares of Common Stock, par value $0.01 per share, outstanding, calculated in accordance with Rule 13D.

CUSIP No. 073677106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          1,712,794
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            1,712,794

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,712,794

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         1.6% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

--------------------
(1) Based on 106,508,190 shares of Common Stock, par value $0.01 per share, outstanding, calculated in accordance with Rule 13D.

CUSIP No. 073677106

Item 1.

         This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on July 11, 2007 (the "Initial Schedule 13D") and prior amendments thereto. Capitalized terms used in this Amendment No. 11 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

         This Amendment No. 11 is being made to disclose the disposition of shares of Common Stock and warrants by the Reporting Persons. Except as otherwise set forth herein, this Amendment No. 11 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D or prior amendments thereto.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 11, the Reporting Persons beneficially own 1,712,794 shares of Common Stock, representing 1.6% of Common Stock outstanding, calculated in accordance with Rule 13D. All of the shares are held of record by the Trust.

         (b) The Reporting Persons have shared voting and dispositive power with respect to 1,712,794 shares of Common Stock. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) Since Amendment No. 10 to Schedule 13D, the Reporting Persons have disposed shares of Common Stock in brokered transactions as follows:

           Date                 Number of Shares         Price Per Share
           ----                 ----------------         ---------------

         1/7/2009                  (104,200)                $0.50700
         1/8/2009                  (300,000)                $0.48100
         1/9/2009                  (139,800)                $0.47100
        1/12/2009                  (185,700)                $0.45640
        1/13/2009                  (425,982)                $0.39380
        1/14/2009                   (61,841)                $0.36790
        1/15/2009                   (41,804)                $0.36390
        1/16/2009                   (34,000)                $0.38320

         Additionally, pursuant to Warrant Transfer and Cancellation Agreement dated January 21, 2009, a copy of which is attached hereto as Exhibit "B", the Reporting Persons in consideration of $100 transferred to Issuer for cancellation their warrants to purchase up to 5,884,455 shares of Common Stock.

         (d) Not applicable.

         (e) As of the date of filing of this Amendment No. 11, the Reporting Persons are beneficial owners of less than 5% of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Warrant Transfer and Cancellation Agreement dated January 21, 2009

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 11 to
                     Schedule 13D.

         Exhibit B:  Warrant Transfer and Cancellation Agreement dated
                     January 21, 2009

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated:  January 21, 2009                 /s/ David Gelbaum
                                         ----------------------------------------------------------------
                                         David Gelbaum, Co-Trustee of The Quercus Trust



                                         /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                                         ----------------------------------------------------------------
                                         Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                                         /s/ David Gelbaum
                                         -----------------------------------------------------------------
                                         The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 073677106


                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 11 TO SCHEDULE 13D
      --------------------------------------------------------------------


         The undersigned agree that the Amendment No. 11 to Schedule 13D with respect to the Common Stock of Beacon Power Corporation is a joint filing being made on their behalf.


Dated:  January 21, 2009                 /s/ David Gelbaum
                                         -----------------------------------------------------------------
                                         David Gelbaum, Co-Trustee of The Quercus Trust



                                         /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                                         -----------------------------------------------------------------
                                         Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                                         /s/ David Gelbaum
                                         -----------------------------------------------------------------
                                         The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

                                    EXHIBIT B

                   WARRANT TRANSFER AND CANCELLATION AGREEMENT
                   -------------------------------------------


         This Warrant Transfer and Cancellation Agreement (the "Agreement") is made by and between The Quercus Trust (the "Trust") and Beacon Power Corporation (the "Company"), a Delaware corporation, as of January 21, 2009 (the "Effective Date").

                                    RECITALS

         Whereas, the Trust is a holder of warrants (the "Warrants") to purchase 5,884,455 shares of Common Stock of the Company, represented by Warrant Certificate Number Q-1 dated October 31, 2007 and also owns issued and outstanding shares of Common Stock of the Company;

         Whereas, the Trust has determined that it is in the best interest of the Company and its stockholders for the Trust, in light of its ownership of the Common Stock of the Company, to cancel the Warrants; and

         Whereas, the Company has determined that it is in the best interests of the Company and its stockholders to enter into this Agreement.

                                    AGREEMENT

         Now, therefore, in consideration of the foregoing and the payment of one-hundred dollars ($100.00) by the Company to the Trust, and other valuable consideration, the receipt and sufficiency is hereby acknowledged, the parties hereto agree as follows:

1. TRANSFER AND CANCELLATION. The Trust hereby transfers and conveys all its right, title and interest in the Warrants to the Company for cancellation, and the Company shall cancel the Warrants upon receipt. Quercus shall deliver the original certificate representing the Warrants endorsed in favor of the Company via fax with the originals to be sent by courier, as soon as possible following the execution of this Agreement.

2. TRUST REPRESENTATIONS. The Trust represents and warrants to the Company and the Company as follows:

         2.1 The Trust owns the Warrants beneficially and of record, free and clear of any suit, proceeding, call, voting trust, proxy, restriction, security interest, lien or other encumbrance of any kind or nature whatsoever (collectively, a "LIEN") and has full power, authority and capacity to transfer and dispose of, including surrender and cancellation of, all the Warrants free and clear of any Lien.

         2.2 The execution and delivery of this Agreement by the Trust, the consummation of the transaction contemplated hereby, and shall no longer confer any rights upon the holder thereof, without further action of the parties, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any agreement, note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which either Trust is a party or by which it may be bound.

         2.3 This Agreement has been duly authorized, executed and delivered by the Trust and constitutes the legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms.

3. COMPANY'S REPRESENTATIONS. The Company represents and warrants to the Trust as follows:

         3.1 The Company has full power and authority to receive and cancel the Warrants from the Trust in accordance with this Agreement.

         3.2 The execution and delivery of this Agreement by the Company, the consummation of the transaction contemplated herein, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which the Company is a party or by which it may be bound.

         3.3 This Agreement has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.       MISCELLANEOUS.

         4.1 SUCCESSORS, ASSIGNS AND TRANSFEREES. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, heirs, legatees, successors and assigns.

         4.2 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

         4.3. COUNTERPARTS. This Agreement may be executed in one or more counterparts, by the original parties hereto and any successor in interest, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

         4.4. SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby.


                            [Signature Page Follows]

         IN WITNESS WHEREOF, the parties have executed this Warrant Cancellation Agreement as of the date first above written.


                                              Beacon Power Corporation


                                              By:   /s/ F. William Capp
                                                    ----------------------------
                                              Name: F. William Capp
                                              Its:  President & CEO



                                              The Quercus Trust


                                              /s/ David Gelbaum
                                              ----------------------------------
                                              David Gelbaum, Trustee